Skadden, Arps, Slate, Meagher & Flom llp
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July 21, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549-3561

Attn: Eric Envall

            David Lin

            Kate Tillan

            Mark Brunhofer

         Re: Hut 8 Corp.

                 Amendment No. 2 to Registration Statement on Form S-4

                 Filed June 13, 2023

                 File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to (i) certain comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2023 (the “Comment Letter”), and (ii) the oral comments received from the Staff via telephone on July 13, 2023 and July 14, 2023, in each case with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on June 13, 2023 (the “Registration Statement”).

The Company has filed on July 14, 2023, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

July 21, 2023

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein (unless otherwise stated) have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 232

13.	We are still considering your response to prior comment 19 and may have further comments. In the interim, please address the following:

•	On page 31 of your April 17, 2023 response to comment 56 of our letter dated March 23, 2023 you indicate that contract inception would be each day when you decide to provide hash rate power to mining pools. Tell us more as to why you have daily contracts. In your response specifically tell us your consideration of Example 2 of Question 7 of the FASB Revenue Recognition Implementation Q&As given that you indicate on page 26 of your April 17, 2023 response that you can cancel the contract at any time without penalty. Tell us whether your pool operators can cancel the contract without penalty and, if so, why this Example 2, when coupled with the guidance in Example 1 of the same Question is not indicative of contracts shorter than one day given that there does not appear to be a stated term. If so, tell us what shorter period of time would represent contract duration.

•	In determining your payment due under the FPPS or PPS+ payment methods indicated on page 30 of your April 17, 2023 response and, in terms of the related “shares” underlying these methods, tell us whether it is possible to provide computing power that does not result in valid shares. If so, tell us how.

•	Tell us whether you consider contract inception separately for each miner and explain your response.

The Company respectfully acknowledges the Staff’s comments and submits the following.

A.	Contract Inception

Hut 8 considers contract inception in accordance with ASC 606-10-25-2. A contract only exists if it creates enforceable rights and obligations between the contracting parties. This concept is further considered in Question 7 of the Financial Accounting Standards Board Revenue Recognition Implementation Question & Answers (the “Q&A”) of which the impact of termination clause was assessed in order to determine the contract duration.

Securities and Exchange Commission

July 21, 2023

While the examples in Question 7 of the Q&A do not directly address the concept of contract inception, it is noted that the contract period only exists when the parties have present enforceable rights and obligations and a termination of a contract without cause and penalty would render the contract unenforceable. Example 1 of Question 7 outlines that if a contract can be terminated by each party without compensation, then the duration of the contract does not extend beyond the goods or services already transferred (as the right to payment, i.e., the obligation, would normally continue to exist for goods or services performed, but does not extend after the delivery of existing goods or services). Therefore, by inference to Example 1, Hut 8 considers that the contract inception would be when Hut 8 first delivers goods or services to the mining pool, i.e. the point when enforceable rights and obligations first exist. As of result of the contract duration (as discussed below), contract inception is considered to be at the beginning of the day, as Hut 8 generally provides computing power continuously.

In terms of the contract duration, Hut 8 has referred to Example 1 and 2 of Question 7 of the Q&A and determined that the contract duration is a day. This assessment is further discussed in response to Comment #5 below.

B.	Share Validity

Hut 8 considers that it is possible to provide computing power that does not result in valid shares. The mining pool uses valid shares as a proxy to infer the total hashrate contributed to the mining pool over time based upon the number of valid shares that would be produced based upon an anticipated network difficulty. This inferred hashrate is then used to determine the total hashrate contributed by Hut 8. While the computing power is provided based on the mining pool’s requirement, a ‘share’ that is submitted can be invalid (a.k.a. a ‘stale’ share) if the share was submitted but it was too late as the current block has already been solved by another party and the blockchain has already moved on to mining the next block.

A stale share typically exists as a result of network latency (i.e., in relation to the network connectivity and network conditions at the time). Hut 8’s stale rate is generally about 0.25% (although this can vary with different network conditions), which corresponds to approximately 1.5 seconds of network latency. To put this in context for each 600-second block, the last 1.5 seconds before the block is won goes stale due to the 1.5 second network latency from when Hut 8 hashed a block until it gets delivered to the mining pool and verified.

C.	Contract Inception for Each Miner

Hut 8 does not consider contract inception separately for each miner. Specifically, Hut 8 only considers contract inception (and other concepts such as contract duration) under ASC 606 at the contract level as ASC 606-10-25-1 requires that an entity shall account for a contract with a customer that is within the scope of ASC 606 when the contract satisfies certain conditions. Bifurcation of the contract into smaller components (e.g. to each individual miner) is not done, as each individual miner is not identified in the contract with the customer. The individual miners are a means of delivering the performance obligation but they are not, on their own, identified in the contract, nor would they each form a separate contract. An individual miner could break, or some individual miners could be turned off for energy curtailment while the rest are running, and Hut 8 does not consider that to be termination of a contract since Hut 8 would still be providing hashrate to the mining pool.

Securities and Exchange Commission

July 21, 2023

USBTC Financial Statements

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition

Cryptocurrency Mining, page F-18

16.	We are still considering your response to prior comment 23 and may have further comments. In the interim, please respond to the following:

•	You disclose in this policy note that contracts begin when you provide computing power to the pool operator and have a duration of either an hour or a day. Tell us more as to why you have hourly or daily contracts. In your response specifically address the following:

o	Tell us your consideration of Example 2 of Question 7 of the FASB Revenue Recognition Implementation Q&As given that you indicate that your contracts are terminable, without conditions or penalties, at any time by either party. Tell us why this Example 2, when coupled with the guidance in Example 1 of the same Question is not indicative of contracts shorter than one hour or one day given that there does not appear to be a stated term. If so, tell us what shorter period of time would represent contract duration.

o	Tell us in more detail about your determination of the timing of contract inception for any agreements with hourly payouts. Clarify for us whether hourly contracts are settled hourly and, regardless, whether you measure the fair value of bitcoin consideration at the beginning of each hourly period.

o	Tell us whether you consider contract inception separately for each miner and explain your response.

o	As previously requested, tell us how you perform the process to determine fair value at contract inception.

•	In determining your payment due under the FPPS or PPS+ payment methods as disclosed in this policy note and, in terms of the related “shares” underlying these methods, tell us whether it is possible to provide computing power that does not result in valid shares. If so, tell us how.

•	Tell us further about the requirement to offer discounts to your customers to incentivize them to use ViaBTC product offerings in your executed strategic cooperation agreement with ViaBTC as provided in Exhibit A to your April 17, 2023 response and explain the impact this agreement has on your revenue recognition and transaction price.

The Company respectfully acknowledges the Staff’s comments and submits the following.

A.	Contract Inception & Duration

USBTC considers contract inception to be at the beginning of the day (or hour in the case of ViaBTC) and the contract duration to be a day (or an hour for the ViaBTC contract) in accordance with ASC 606-10-32-21, Question #7 of the Q&A and as discussed above in response to Comment #13. USBTC measures the fair value of Bitcoins at the beginning of each day (or hour for the ViaBTC contract).

Securities and Exchange Commission

July 21, 2023

USBTC does not consider contract inception separately for each miner for the same reasons as discussed above in response to Comment #13.

USBTC determines the fair value of Bitcoins by obtaining the price information from Coinbase, its principal market, at the beginning of the day (or at the beginning of the hour for the ViaBTC contract). The price information is then combined with the quantity of Bitcoins received to determine the daily (or hourly) revenue from the mining pools.

B.	Share Validity

USBTC notes that a share can be invalid for the reasons discussed above in response to Comment #13, which is generally caused by network latency issues.

C.	ViaBTC Agreement

USBTC entered into the contract with ViaBTC with the aforementioned clause to facilitate entry into the contract and foster a beneficial relationship between the parties going forward. While there was discussion about hosting customers and recommending these hosting customers to use ViaBTC as the mining platform, this did not go beyond entering into the contract with no consideration given in the determination of the transaction price in the contract. Furthermore, USBTC has not had, and does not currently have, any hosting customers and thus such clause has never been triggered. If USBTC did have hosting customers, this contract term would be immaterial in the context of the contract with the customer (as outlined in ASC 606-10-25-16A) and there would be no impact to revenue recognition. This assessment is further discussed in response to Comment #5 below.

Financial Statements of TZRC LLC

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition

Cryptocurrency Mining, page F-76

20.	We acknowledge your response to comment 29. Tell us how you determine when inception occurs for purposes of measuring the fair value under ASC 606-10-32-21.

The Company respectfully acknowledges the Staff’s comment and submits that TZRC LLC considers contract inception to be at the beginning of the day and the contract duration to be a day in accordance with ASC 606-10-32-21, Question #7 of the Q&A and as discussed above in response to Comment #13.

Securities and Exchange Commission

July 21, 2023

In addition to the written comments above, the Company received the following oral comments from the Staff, which have been reproduced below.

Background

1.	Please clarify whether the accounting memo was intended to address only the application of U.S. GAAP or whether it is intended to address IFRS also. If both frameworks are being addressed in this memo, consider elaborating in each step what would be the key consideration and differences between the frameworks. If the memo is intended to address IFRS, please also include the relevant IFRS 15 citations in the memo.

The Company acknowledges the Staff’s comment and respectfully notes that the reference to IFRS 15 was an error, and should have instead referenced ASC 606. The accounting memo was intended to address only the application of U.S. GAAP for the both Hut 8 and USBTC and was not intended to cover the application of IFRS.

2.	Please clarify the meaning of ‘Share difficulty’ on Page 2 of your memo. Specifically, please clarify whether the mining pool difficulty would be harder or easier than the Bitcoin network difficulty and whether this would have any impact on your revenue recognition analysis.

The Company respectfully acknowledges the Staff’s comment and would like to explain that the ‘Share difficulty’ is the particular difficulty level set by the mining pool and is used to estimate with high level of reliability the amount of individual computing power provided by the mining pool participants. The ‘Share difficulty’ allows the pool to limit the amount of data transmitted from the mining pool participants for practicality reasons and is always set at a level lower than the Bitcoin network difficulty. As such, the ‘Share difficulty’ level is easier than the Bitcoin network difficulty level.

Mining pool operators compensate each mining pool participant based on the participant’s hashrate. The simplest way to calculate the consideration owed to each pool participant would be to total the hashes provided by each mining participant. However, pool participants generate an enormous number of hashes each second and submitting all of the hashes would result in significant data transmission difficulties. Instead, the only hashes the pool participants provide are the “extremely rare” hashes that meet the “Share difficulty” threshold. These are rare enough that the data transfer is not burdensome (e.g., about one in every hundred trillion hashes satisfies the Share difficulty), but still common enough (e.g., each individual mining computer is expected to find approximately one of these shares per second) that the pool participant is still accurately compensated for their hashrate. Therefore, Share difficulty is a mutual agreement between the contracting parties and is a negotiated compromise between (a) submitting every share, which would allow the pool to count a participant’s hashrate directly, but would require an immense amount of data transfer that would be administratively burdensome to both, and (b) only submitting network-level successful shares, which are so uncommon they would not allow the pool to accurately calculate the participant’s hashrate.

By identifying the level of Share difficulty, Hut 8 and USBTC would only need to submit hashes when it meets the requirement under the Share difficulty as a ‘share’. The number of shares in a given period of time (e.g., a day for most contracts, except for ViaBTC for an hour) would therefore be used by the mining pool to measure the level of computing power (hashrate) being provided to the pool during that given period in order to determine the payout to Hut 8 or USBTC. Therefore, Share difficulty impacts revenue recognition by influencing how the mining pool operator and mining pool participant, in this case Hut 8 or USBTC, have agreed to measure progress in accordance with the guidance in ASC 606-10-25-31, whereby a ‘share’ is considered the optimal way to measure Hut 8 or USBTC’s delivery of computing power to the mining pool.

Securities and Exchange Commission

July 21, 2023

3.	Please clarify what a hash of a block comprises, and which part of the block would be provided by the mining pool (e.g. block header, block data, timestamp, version, nodes, Coinbase transaction output, the hex number) and how does it relate to a ‘Hash’. Elaborate on the definition of a ‘Nonce’ and how the company decides on what to use as a nonce.

The Company respectfully acknowledges the Staff’s comment and would like to explain that the ‘hash’ of a block is a 64-digit number in hexadecimal format. A hash is simply the computational output of a mathematical function using a ’block’ as the input. In the case of mining Bitcoins, the mathematical function is the SHA-256 hash function which takes in the ‘block’ of information as input, and provides a 64-digit number as the output (a ‘hash’, also referred to by some practitioners as a ‘block hash’). SHA-256 hash function is utilized in the Bitcoin blockchain network because it is specifically designed to be a one-way and collision-resistant function, whereby it is computationally infeasible to generate the same hash output from two different input values, or to regenerate the original input value from the hash output, which ensures the difficulty in generating the required results to earn a block reward.

In respect of the composition of the ‘block’, in order for the mining pool to verify that the pool participants are using their block template, the pool would provide specific pieces of information within the block to the pool participants and the pool participants are obligated to use those in order to get credit for their work. Such information includes the block header (which contains the previous block hash, the root hash of all transaction in the block (Merkle root), etc.), the block version, the block data and the coinbase transaction output (the address to which the block reward will be sent – further explained below in response to Comment #4). In particular, coinbase transaction output ensures that if the hash (i.e., output) is being accepted by the Bitcoin network, the rewards will be directed towards the mining pool such that they can benefit from the pool operation. Upon receipt of the four pieces of data from the mining pool, the pool participants add additional data which includes the timestamp (which updates every second), the nonce and the extra nonce. The pool participants put together these seven pieces of data and begin “hashing” them through the SHA-256 function to get the 64-digit number output (i.e., the ‘hash’).

Since the SHA-256 function always provides the same output if the same input was entered into the function, pool participants must continually change the input data to avoid working on the same hash more than once. Since the pool participants contribute three out of seven pieces of data, pool participants only have three pieces of data to vary and to change the block in order to avoid getting the same output. The first piece of data that changes would be the timestamp, but that only updates once per second. Since pool participants are “hashing” 100 trillion blocks per second, this does not change frequently enough to ensure different output is generated. While the pool participants wait for the second to pass, pool participants use the ‘nonce’ and the ‘extra nonce’, being a number that the pool participants can alter, as random inputs to change the block in order to find a different and unique output that is a suitable hash for the new block. As the combination of these two variables (i.e. the nonce and the extra nonce) produces far more than 100 trillion total unique combinations, pool participants can vary these two pieces of data to avoid hashing the same block twice. This means that pool participants do not “choose” to use a certain nonce over another. Instead, nonces are used to ensure that the same input does not get put through the function twice. The purpose of this alternation is to change the block header’s hash output to match or be lower than the share difficulty target of the pool such that the results would be sent to the pool for validation. In fact, all of the 4.3 billion available nonces are cycled through over 25,000 times per second. Each time all of the 4.3 billion nonces are cycled through, the extra nonce is randomly changed the process is restarted. By the time a new timestamp is obtained, the extra nonce has changed over 25,000 times.

Securities and Exchange Commission

July 21, 2023

4.	Please clarify what a “Coinbase transaction output” is. Would it be part of a hash of the block, or part of the block header?

The Company respectfully acknowledges the Staff’s comment and would like to explain that the “coinbase transaction output” refers to the destination where the newly minted Bitcoin and the transaction fees earned are being sent to after successfully mining of a block. The “coinbase transaction output” is one of the four pieces of data given to pool participants by the mining pool to incorporate into the block as part of the input as it contains the mining pool’s wallet address to receive the rewards from Bitcoin mining. That way, the pool can ensure that when a pool participant in their pool ‘wins’, the newly minted Bitcoin will be sent to the pool’s wallet address that they specified in the “coinbase transaction output” for collection of the rewards from the network. The "coinbase transaction output” is a part of the “block data” within the block itself, where it lives along with all of the other “normal” transactions present in the block data. This means it is not a part of the block header, but it is contained within the block hash, albeit, after the entire block has been put through the SHA-256 function, which is a cryptographic algorithm used in the creation of Bitcoin blocks, and it transforms the data in a way that is virtually impossible to reverse, providing security for the Bitcoin network.

Step 1

5.	Please elaborate and clearly articulate what the termination rights are for each of the contracts with mining pools and reconcile the termination rights to the notion of “no-commitment” contract on Page 8. As the mining pool is defined as the customer, please clearly indicate what would be the customer’s termination rights?

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications on the termination rights for each of the contracts with the mining pool from both the company’s and the customer’s perspective:

Company’s Perspective	Customer’s Perspective
Foundry Contract
Clause 7(b) - User may terminate the Service Agreement at any time upon settlement of any pending transactions.

Clause 7(c) - Further, Foundry may, at its sole discretion, limit, suspend or terminate User’s access to the Pool and Service if:

i. User becomes subject to bankruptcy/insolvency proceedings,

ii. User’s liquidates, dissolves, terminates, or suspends its business,

iii. User breaches the Service Agreement, or

iv. User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

Luxor Contract

Clause 5 - The Miner may terminate this Agreement at any time at its sole discretion, without penalty, by giving prior written notice to Luxor. Upon termination of this Agreement by the Miner, Luxor will immediately pay to the Miner all outstanding amounts owing to the Miner. Any amount due on termination and not paid shall accrue interest at a rate of X per annum.

Mining Section of Terms and Conditions - We reserve the right to terminate without prior notice permanently or temporarily the operation of any of our services, products or software. In such a case, the remaining balance in users accounts will be sent to the addresses provided.
Ultimus Contract
Clause 6.1 - The User may terminate the Terms of Service, and close his account at any time, following settlement of any pending transactions.

Clause 3.1 - 3.1. ULTIMUS POOL has the right to suspend User’s account in case of non-fulfillment or unduly fulfillment of the Terms of Service by the User.

Clause 6.2. - The User also agrees that ULTIMUS POOL may, by giving notice, at its sole discretion terminate his/her access to the site and to his/her account, including without limitation, our right to: limit, suspend or terminate the service and Users' accounts, prohibit access to the site and its content, services and tools, delay or remove hosted content, and take technical and legal steps to keep Users off the site if we think that they are creating problems or possible legal liabilities, infringing the intellectual property rights of third parties, or acting inconsistently with the letter or spirit of these Terms.

ViaBTC contract

Clause 2.3 - You may stop using our Services, or you may also terminate this Agreement and close your account at any time, following settlement of any pending transactions with ViaBTC. You may inform us to stop providing Services to you through customer service and other channels. Upon termination, ViaBTC shall not be obligated to transmit any unprocessed information or services to you or any unrelated third party.

Clause 5.1 - You have the right to access and use our website and services, participate in all of our online and offline activities, as well as enjoy other services we provide according to the relevant rules and provisions of ViaBTC website, as long as you agree to and actually comply with the terms of this Agreement.

Clause 2.2 - You also agree that we may at our sole discretion alter or suspend our Services without giving you prior notices, which we shall not be liable to you or any unrelated third party. We reserve the right to prohibit or terminate your access to our website and its content, your account and/or other services and tools, delay or remove hosted content, and take technical and legal steps to keep you off our website if we think that you are creating problems or possible legal liabilities, infringing the intellectual property rights of third parties, or acting inconsistently with the letter or spirit of these Terms.

Clause 6.1 - We have the right to suspend your account in case of your non-fulfillment or unduly fulfillment of these Terms of Service.

Securities and Exchange Commission

July 21, 2023

Across all four mining pools, each of Hut 8 and USBTC, as applicable, has the right to terminate the contract at any given point in time upon serving a proper notice to the mining pool and settlement of any pending transactions.

When considering this against Example 2 of Question 7 of the Q&A, one may consider that the termination right effectively causes the contract duration to be from the beginning of the day to the point when payment is settled based on the termination clauses above. Hut 8 and USBTC, however, consider Example 2 to be inapplicable in the above scenarios, as Example 2 implies that the company has to continue its provision of services until the point of termination, whereas in the case of mining pools, the company can freely stop providing services at any point in time without any penalty or compensation to the mining pools. As a result, Hut 8 and USBTC are of the view that Example 2 is not relevant to the current scenarios. Instead, Example 1 of Question 7 of the Q&A is more relevant, as the facts and circumstances are similar in that each of Hut 8 and USBTC, respectively, can terminate the contract by way of stopping the pool participants without compensating the pool.

Specifically in accordance with Example 1, the duration of the contract does not extend beyond the goods or services already transferred. In the case of Hut 8 and USBTC’s respective contracts with the mining pools, as Hut 8 and USBTC can freely terminate and stop providing services at any point in time without penalty or compensation, the contract duration would be from contract inception to the point when either Hut 8 or USBTC, respectively, stops providing services.

Furthermore, in consideration of ASC 606-10-25-4, Hut 8 and USBTC are of the view that if they continue to provide services throughout the day, the contract duration would conclude by the end of day as there are no other factors such as renewal options or material rights that impacts the determination of contract duration. This is because based on the agreed terms and conditions of the contracts, each day the mining pool is only responsible for paying for services provided during that particular day. Therefore, any subsequent date would be considered a wholly unperformed contract. The same concept applies to the USBTC’s contract with ViaBTC, except that the contract duration is considered on an hourly basis.

While the customers (i.e., the mining pools) generally would have the right to terminate, those are not viewed as substantive termination rights in the context of these contracts as they require the user (i.e. Hut 8 or USBTC) to be in breach of the contract and still requires Hut 8 or USBTC, respectively, to be paid for computing power already provided. The customers would generally not have the incentive, economic benefit, nor industry practice to terminate unless such breach of contract event exists. As for Luxor, while it has the right to terminate at will, the termination right can only be exercised once payment is settled (but not impacting the amount to be settled) with the Company. If the pool decides to terminate upon settlement of the daily payout, there is no further obligations that could affect the transaction price and revenue recognition. As such, the pool’s termination right would not result in shortening the contract duration stated above.

Securities and Exchange Commission

July 21, 2023

6.	With regard to the Step 1 analysis on Luxor contract on page 9, please identify the contractual provisions associated with Luxor’s right to object to any computing power being put through and whether this would be a de facto termination clause. Please provide insight as to why this clause exists, and why as the provider of services you would agree to this clause? How do you view the ability to reject? Does the Company consider this to be a termination right?

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications on Luxor’s right to object. The terms and conditions of Luxor states that:

“We reserve the right not to accept computing power offered by one or more users without having to provide a reason. This clause is applicable temporarily to all users (for example due to platform maintenance or technical problems) or to certain users (for example due to account suspension).

We reserve the right to suspend access to any user account and thus to accept computing power for suspicion of a breach of these Terms. If your activity goes under investigation and we found a breach of these Terms, you lose the right to claim any remaining balance.”

Hut 8 considers that the first paragraph of this term allows Luxor to reject computing power offered by pool participants mainly to cover instances of platform maintenance or technical problems experienced by Luxor. Hut 8 does not consider this to be a termination clause.

Luxor also has the right to suspend access due to suspicion of a breach of the terms and conditions. While the term suggests that Luxor has the ability to reject and suspend the account at will, in substance this would only be triggered when there are breaches of the Terms.

7.	With regard to the Foundry contract on page 4 where the payout could be in forms of credits or Bitcoins, please clarify what credits are and what would be the payment terms if it is paid in credits as opposed to Bitcoins.

The Company respectfully acknowledges the Staff’s comment and would like to clarify that the credits are not meant to be a specific currency or amount but a means for the mining pool to credit any difference when a miscalculation occurs (i.e. as for the case of mining Bitcoins, in terms of number of Bitcoins) according to the correct calculation in the affected pool accounts. Furthermore as the implementation phase of the Foundry mining pool has been completed, the payment in credits would only be issued at Foundry’s sole discretion where a disruption of service occurred to compensate us for the potential loss due to service disruption. This credit could be in fiat currency or Bitcoins, as Foundry choose to at the time when the decide to issue credits. The Company has assessed and concluded that the credit towards service disruption would not result in changes to revenue for Hut 8 or USBTC. It is a compensation to be paid by Foundry (the customer) to Hut 8 or USBTC (the supplier) if Foundry has failed to provide a stable mining pool platform and decide to issue a credit so as to compensate for the potential loss due to service disruption of the pool. This would not meet the definition of transaction price under ASC 606-10-32-2 as transaction price is “the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer” whereas this credit is a compensation for the customer’s inability to maintain its platform open for services.

Based on the above, each of Hut 8 and USBTC has further considered whether such amount would be a contingent asset. However, under U.S. GAAP, a contingent asset would only be recognized when it is virtually certain that an inflow of economic benefits will arise. Given this credit arises only when both (1) there is a service disruption, and (2) Foundry decides, in its sole discretion, to issue a credit, each of Hut 8 and USBTC considers that the credits would not meet the virtually certain criteria for recognition of contingent asset.

Securities and Exchange Commission

July 21, 2023

8.	With regard to the Ultimus contract on page 5 where a component of the payment was Ultimus Pool Fee Rate, it was noted that the fee rate is set at zero (nil). Considering the guidance under ASC 606-10-25-1(c) through 25-1(d), please elaborate on the Company’s assessment on whether the payment terms can be clearly identified, and the contract has commercial substance to both parties?

The Company respectfully acknowledges the Staff’s comment and would like to clarify that USBTC’s provision of hashrate to the mining pool, which entitles it to compensation from the mining pool operator, and entitles the mining pool operator to any potential risk and rewards resulting from the provided hashrate, gives the contract commercial substance in accordance with ASC 606-10-25-1(d), as the risk and amount of both USBTC’s and mining pool operator’s future cash flows are expected to change. The payment terms are identified in the contract via the disclosure of the calculations on which USBTC is paid for its provided hashrate, as well as disclosure in the contracts of how often these calculations are performed by the mining pool operator, and when settlement will occur. The fact that Ultimus has not charged USBTC a fee for its services due to the fact of USBTC being an early strategic customer and in view of competition would not necessarily impact on the assessment of the commercial substance of this contract.

9.	With regard to the Foundry, Luxor and Ultimus contracts, please elaborate on how the contracts extend to the entire day by reference to the Example 1 and 2 of Question 7 of the FASB Revenue Recognition Implementation Q&As on termination rights and contract duration. Please also elaborate on the Company’s ability to start and stop providing computing power during the day and how would this impact the accounting conclusion under ASC 606. Specifically, for USBTC, please reconcile on Page 10 how the conclusion for contract inception to be at the beginning of the day applies to the hourly contract (i.e. the ViaBTC contract). The memo discusses “right to payment”, however Question 7 is focused on services that have been provided rather than right to payment.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications on Hut 8’s and USBTC’s respective termination rights in the Foundry, Luxor and Ultimus contracts, as applicable. As discussed in response to Comment #5 above, the contract duration extends to the entire day based on the application of Example 1 of Question 7 of the Q&A, except for the ViaBTC contract which is considered on an hourly basis. The mining pool contracts provide payment for the services provided.

This is based on the fact that each of Hut 8 and USBTC respectively runs its mining machines 24/7/365 unless required for maintenance, which is normally just a small subset of the entire population of machines being taken offline.

While each of Hut 8 and USBTC has the ability to start and stop providing computing power during the day, it is extremely rare. Each of Hut 8 and USBTC has concluded that it has daily (or hourly, for ViaBTC) contracts, even in the rare event of a complete stoppage within a day. An alternative point of view may be that a stoppage results in the completion of a contract before the end of a day (upon stoppage) and the commencement of a second contract running through the remainder of the day (upon re-start). The Company has performed a sensitivity analysis comparing the opening price and average price of Bitcoins and noted that the differences are not significant (0.16% for the 12-month period ended June 30, 2022, and 0.06% for the 9-month period ended March 31, 2023). Hence, while one may view that the ability to stop and restart may cause the company to have multiple contracts during the day and thus require measurement of fair value in non-cash consideration at inception of each of these contracts, this does not result in a materially different outcome as compared to a daily contract (or hourly, for ViaBTC).

Securities and Exchange Commission

July 21, 2023

Step 2

10.	Please elaborate and clarify the distinction between Computing Power vs. Valid Shares, and what would be the Company’s promise to transfer to the customer considering:

a.	(1) Whether a valid share / nonce would represent a mathematical problem? And (2) Elaborate whether each mathematical problem is the promise being transferred?

b.	Please clarify the definition of “Computing Power”, and elaborate on whether this implies “running mining pool software” is the promise or would it be ‘resolving the mathematical problem that is the promise. Considering the latter relates to “computational output” as opposed to the “computing power”, please elaborate on how you satisfy that the “computing power” is the promise. If computing power is the promise, please reconcile “running the mining pool software” with the claim that the Company retains control over its own hardware (i.e. miners) but not leasing them out.

c.	Please explain what a ‘Share’ is and how it differs from ‘computing power’ by:

i.	Elaborate on the concept of a valid share and an invalid share.

ii.	Consider the relevancy of an invalid share if computing power is the promise being transferred.

d.	Explain whether the Company would have multiple promises to the mining pool (e.g. the delivery of computing power, shares, mathematical problem, nonces) and whether the ASC 606 guidance on identifying distinct performance obligations would be applicable.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications.

A.	Mathematical Problem

The Company would like to clarify that a valid share does not represent a mathematical problem but rather an output of the SHA-256 function that is sufficiently rare, and is thus used as proof that the pool participant has actually contributed the necessary computational power required to find such a rare output. Therefore, a pool participant sending a valid share to the pool would indicate a certain level of effort based on the level of difficulty to produce the valid share.

Securities and Exchange Commission

July 21, 2023

As such, from the Company’s standpoint, a mathematical problem is not the promise being transferred to the pool. What is being transferred is proof of sufficiently rare occurrences as generated by Hut 8 or USBTC, which can only be generated by computing power, and thus serve as a proxy for the amount computing power a pool participant is providing. Evidence of these rare occurrences shows the pool operator that the pool participant in question is actually performing the requisite number of hashes that one would expect to perform in order to find such a rare occurrence. By using the number of rare occurrences sent to the pool, multiplied by how rare they actually are mathematically, the pool can calculate how much computing power Hut 8 or USBTC, as applicable, are actually contributing. Since the SHA-256 function always gives the same output for a given input, the pool can verify Hut 8’s or USBTC’s, as applicable, extremely rare output by feeding in the same input Hut 8 or USBTC, as applicable, used and making sure the output matches what Hut 8 or USBTC, as applicable, sent them. If the output is sufficiently rare, and since you cannot derive an input from the output of the SHA-256 function, the pool operator can verify that the only way Hut 8 or USBTC, as applicable, were able to “find” such an input as to generate such a rare output, was by trying trillions of different inputs through guess-and-check. As such, the Company has concluded that it is the computing power, not the resolution of a mathematical problem, that is the promise to the pool.

B.	Computing Power

The Company would like to clarify that the definition of Computing Power as it relates to the mining pool and Bitcoin mining is the rate at which the pool participants generate unique hashes, known as the hashrate, measured in hashes/second. The pool compensates each pool participant who is connected to the pool based on their hashrate, as this hashrate is used by the pool to increase its chances of successfully mining a block and earning the block reward. The simplest way to calculate the hashrate would be for each pool participant to send all of their hashes into the pool, and for the pool to tally all of these up for each pool participant in order to calculate their consideration owed. However, this is immensely burdensome as the pool participants are generating so many hashes, that if all the pool participants tried to send all of their hashes to the pool, they would send more data per second than is currently stored on the entire internet. Instead, the pool and the pool participant agree that the pool participant will only send the “sufficiently rare” hashes that meet the “Share difficulty” threshold. These are rare enough that the data transfer is not burdensome (e.g. about 1 in every 100 trillion hashes satisfies the share difficulty), but still common enough that the pool participant does not have to worry about luck affecting their payout from the pool for the provision of computing power.

The pool participant does not get paid by the pool unless the pool participant uses the block template sent by the pool for each of the shares submitted by the pool participant above the share difficulty. This is how the pool can verify that the pool participant is not sending the same work to several different pools at the same time, as the pool participant only gets compensated for work that would have resulted in rewards for the pool had the work satisfied the network difficulty target. This means that the pool participant gets paid by the pool for performing work for the pool, but only gets paid for work that is assigned by the pool itself, and thus “running the mining pool software.” More generally, running the mining pool software is a hard requirement, and each share is checked and verified to be authentic, while the number of valid shares is only used to calculate just how much computing power the pool participant is actually contributing to said pool.

Finally Hut 8 and USBTC have considered whether running the mining pool software would mean that Hut 8 or USBTC losses control over its pool participants, respectively. However, Hut 8 and USBTC do not believe that is the case as the contractual arrangement between Hut 8 and USBTC and the pool does not specifically identify which miner or mining equipment is used. Hut 8 and USBTC can freely decide on which miners to use and whether to put through any computing power at any given point in time and they can move between pools at their liking. The mining pool has no rights to demand the control of or output from any specified asset or equipment. As such, Hut 8 and USBTC do not consider running the mining pool software on its miners to mean loss of control over the miners.

Securities and Exchange Commission

July 21, 2023

C.	Shares

The Company would like to clarify that a valid share is a share that satisfies the share difficulty target, representing work on a block height that has not been surpassed by the Bitcoin network (i.e. the work was performed for a block that has not already been solved), and represents work on a block template that was sent to the pool participant by the pool, including the block header, version, block data, and coinbase transaction output specified by the pool. If any of the above information is incorrect, or if the difficulty does not satisfy the share difficulty threshold, the share is considered invalid, and does not count toward the calculation of the pool participant’s total computing power contribution. If all the above data are valid, then the share is considered valid, and is counted toward the calculation of the pool participant’s total computing power. This process is integral to the pool’s mechanism for estimating the hashrate received from each pool participant. As previously explained, because transferring all hashes generated by the pool participants to the pool is impractical due to data size, valid shares serve as a practical proxy for a participant's hashrate. By validating shares and calculating each participant’s contribution to the pool’s total computing power, the pool can estimate the hashrate received from each participant and compensate them accordingly.

An example of an invalid share that is sent to the mining pool, which would result in computing power in which Hut 8 or USBTC would not be compensated for, are “stale shares.” Stale shares are shares submitted to the pool after the pool has already moved onto mining the next block, and sent out a new block template. Stale shares are mainly a result of network latency. Hut 8 and USBTC’s stale rate is generally about 0.25% (although it can vary with network issues) which corresponds to approximately 1.5 second latency. So for each 600 second block, the last approximately 1.5 seconds before the block is won goes stale due to 1.5 second latency from when Hut 8 or USBTC, as applicable, hashed a block until it got to the pool and got verified.

Computing power is the promise being transferred, but submitting valid shares is the mining pool operators’ method for determining the computing power is actually being provided for the pool’s benefit. The pool is compensating pool participants for performing computations on their behalf in order to increase the chances that the pool might find a block hash that satisfies the network difficulty target and get the reward. The pool is amalgamating the work of pool participants in order to increase their chance of finding a successful block hash, and earning the coinbase transaction reward. As such, the pool needs to A) verify that the pool participant in question is working for the pool, and thus only considers valid shares, and B) determine the amount of consideration owed to each pool participant based on the usable hashrate provided (as calculated by the valid shares submitted). Only work committed by pool participants on behalf of the pool will ever result in an award to the pool, so the pool only calculates each pool participant’s reward, in accordance with the agreed upon payout methodology, based on how much work the pool participant did for that pool using the valid shares as a proxy for computing power.

D.	Promise and Performance Obligation

The Company’s conclusion is that there is a single promise and performance obligation, which is the provisioning of computing power to the mining pool. As further discussed above, shares are submitted to the pool as a mechanism for the pool operator to ensure that the computing power was actually used to perform the computations for the pool’s benefit, and to quantify the amount of computing power contributed to the pool in submitting these shares, in order to calculate the consideration owed to Hut 8 or USBTC. When Hut 8 or USBTC sends a share that satisfies the share difficulty, Hut 8 or USBTC provides the block hash and the corresponding block template that was used as an input to “get” that hash. In this way the pool can verify Hut 8 or USBTC’s work by hashing the same block template and checking to make sure that they get the same hash, thus proving that the hash was found via computational brute force power. Hence the ‘shares’ or ‘nonce’ would not form part of a performance obligation as these would not be the promises to the mining pool.

Specifically, for the ViaBTC contract, there are additional considerations related to marketing incentives which are addressed below in response to Comment #12.

11.	Please expand on the discussion and application of the Series guidance in Step 2 of the analysis.

The Company respectfully acknowledges the Staff’s comment and would like to clarify the Company’s application of the Series guidance in Step 2 of the analysis as follow as that the Company considers the service being provided would be a series of distinct services over time, which are to be recognized as a single performance obligation:

This guidance is relevant to the discussion because the mining services provided by the pool participants are considered a series of distinct services over time, which are to be recognized as a single performance obligation. As indicated in Questions 18 to 20 in the Q&A, when identifying whether a series of performance obligation exist, the first step is to determine the nature of the entity’s promise in providing the services to the customer. As Hut 8 and USBTC’s performance obligation are provision of computing power, the nature of the promise is to provide a single service (i.e. computing power) over a period of time. Therefore, the evaluation will focus on whether each time increment, rather than the underlying activities, are distinct and substantially the same. This is particularly the case when it comes to computing power as the pool participants are running the mining pool’s software which demands and measures the output of computing power the same way over time. Per ASC 606-10-25-27, as the mining pool simultaneously receives and consumes the computing power provided by Hut 8 or USBTC to generate return from the Bitcoin network, the performance obligation is satisfied over time, which indicate that each increment of service being performed is capable of being distinct (ASC 606-10-25-19(a)).

As further indicated by Questions 18 to 20 in the Q&A, the entity then needs to evaluate whether each time increment was separately identifiable and substantially the same.

Securities and Exchange Commission

July 21, 2023

As the entity’s promise to provide provision of computing power is separately identifiable within the context of the contract as the provision of the computing power provides benefits to the mining pool for them to compute and identify potential hashes that can be applied to the Bitcoin network irrespective of the computing power that is being provided in the next time interval, it meets the criterion in accordance with ASC 606-10-25-19 (b).

In addition, as the performance obligation satisfied over time and they used the same measure of progress (i.e. the mining pool utilizes the amount of valid ‘Shares’ being submitted to the platform as a measure of progress), it meets the criteria outlined under ASC 606-10-25-15. As such, under ASC 606-10-25-14, the provision of computing power over time is considered a single performance obligation under Step 2.

12.	With regard to the ViaBTC contract on Page 12, please elaborate further on the discussion on the contractual obligation to ‘recommend ViaBTC to its Customers and incentivize them to use ViaBTC’. Consider expanding the discussion on how ‘never executed’ and ‘no specific consideration given’ should be considered under Step 2 analysis of a distinct performance obligation.

The Company respectfully acknowledges the Staff’s comment and would like to clarify USBTC’s position on this clause. USBTC entered into the contract with ViaBTC with the aforementioned clause to facilitate entry into the contract and foster a beneficial relationship between the parties going forward. While there was discussion about hosting customers and recommending the customers to use ViaBTC as the mining platform, this did not go beyond entering into the contract with no consideration given in the determinization of the transaction price in the contract. Furthermore, USBTC does not currently have any hosting customers and thus such clause would not be triggered.

In respect of whether this promise is distinct under ASC 606-10-25-19, USBTC noted that both criteria (a) and (b) of the guidance can be satisfied for such services could be viewed as marketing or referral network services to ViaBTC that the pool operator can benefit from, and it is separable from the provision of computing power to the mining pool. However, pursued to ASC 606-10-32-34(c)(2), USBTC is of the view that the residual allocation approach should be used as USBTC has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain). Considering that the provision of computing power is a formula-driven, at-market consideration that USBTC charges the platform, it is apparent to USBTC that the residual amount allocated to the ‘marketing / referral network services’ to be zero. USBTC considers that the marketing or referral network services to be an immaterial performance obligation. Furthermore even if an allocation would have been done, the results would also be reflected as revenue during the same day (as the contract is concluded as a daily contract) and thus it would not have impacted the amount recognized as revenue on any financial reporting period.

Securities and Exchange Commission

July 21, 2023

As such, while USBTC acknowledges that under the ASC 606 guidance there is basis for the referral services being a distinct performance obligation, it is nonetheless non-substantive, and no consideration should be allocated to such service. As such, USBTC would consider that such clause shall have no impact to the revenue recognition of the contract.

Step 3

13.	In respect of variable consideration received, please elaborate on the Company’s assessment on the method used to estimate the amount of variance consideration under ASC 606-10-32-8 (i.e. the expected value method vs. the most likely amount method).

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications on the estimation method on variable consideration received.

In accordance with ASC 606-10-32-8, a reporting entity shall estimate an amount of variable consideration by using either of the following methods [the expected value or the mostly likely amount], depending on which method the entity expects to better predict the amount of consideration to which it will be entitled.

In respect of that requirement, the Company considers that the most likely amount would better predict the amount of consideration to which it will be entitled, as the expected value involves establishing a probability distribution of values which is considered not viable considering the volatility in network difficulty, rate of participation in the blockchain network, and the level of transaction fee.

The Company further considers that the undue burden of estimating using the expected value method may not be economical considering that the uncertainty would be resolved on a daily or hourly basis and therefore the application of such method would not have enhanced the quality of financial information being provided to the financial statement readers.

14.	On page 13 – 14, it was mentioned under the Foundry contract that the primary source of variability that is hard to resolve would be (1) the variability associated with network difficulty and (2) level of transaction fee. Please elaborate on the level of variability on each of these elements on an hourly or daily basis. In addition, please elaborate on how significant the transaction fee would be to total revenue? If not material, consider whether this would cause the constraint to be effective.

a.	How does the 2 elements of variability connect with the payment formula. In addition, please elaborate on how the volatility in participation to the mining pool relates to the 2 elements of variability discussed and also the payment formula (ref.: Page 14 “highly uncertain due to the volatility in participation to the mining pool by all participants”)

b.	Considering the payment formula assumptions listed in the Background section, please elaborate on how any of these elements of variability interacts or trigger constraint on variable consideration. Is the payment formula assumptions information publicly available prior to getting statements from the pool operators?

Securities and Exchange Commission

July 21, 2023

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications on the variability associated with the consideration receivable.

Foundry, which is an FPPS payout structure where the payout calculation is performed by the pool operator daily, the determination of the FPPS rate, which is used to calculate the amount of Bitcoin owed to either Hut 8 or USBTC, includes the sum of all transaction fees on the entire Bitcoin network for that day. Daily transaction fees can be highly variable. For example, in May 2023 the transaction fees for a specific block totaled 6.7 Bitcoin, which exceeded the block subsidy of 6.25 Bitcoin. Additionally, From January 1, 2023 through June 30, 2023, as a percentage of total block rewards, daily transaction fees ranged from 0.71% to 74.25%, monthly transaction fees ranged from 1.36% to 15.74%, with the average for the 6 month period being 5.13%. Each of Hut 8 and USBTC believes that these transaction fees are significant enough that they could cause a significant reversal of revenue if not constrained until the constraint is resolved once the total transaction fees for the day are known, which does not occur until after the day has concluded, which is also the same day in which the pool operator notifies Hut 8 or USBTC of its daily earnings.

The Company further notes that while total mining pool participation is a variable element that affects the payment formula for transaction fees under Hut 8 or USBTC’s one pool with the PPS+ payout structure, it is not a variable element for its pools with FPPS payout structures.

In response to (b), the Company would like to clarify that in addition to the FPPS payout discussion above, for Hut 8 or USBTC’s one pool with a PPS+ payout structure (which is also the one pool with hourly payouts), there is also increased variability in the transaction fees earned by Hut 8 or USBTC, as they receive a pro-rata share of the transaction fees actually earned by the mining pool in the hourly period. The variable components of the amount of transaction fees earned by the pool (which varies based on luck of the pool actually mining a block), as well as the total pool hashrate (which varies based on total hashrate contributed by all pool users to the pool), which are both needed to calculate the proportion of the transaction fees owed to Hut 8 or USBTC, are therefore constrained until notified by the pool operator of the Hut 8 or USBTC’s respective earnings which occurs subsequent to each day or hour.

Finally the Company would also like to clarify that while the payout formula is mostly available, the input assumptions (which includes the variables mentioned above) are not all publicly available information and that variability, as indicated above, exists and hinders Hut 8 or USBTC’s ability to reliably estimate the final payout. As such, Hut 8 or USBTC elect to use an accounting convention to account for the revenue when the uncertainty is resolved at the end of the day when statements are received. Considering the uncertainty generally resolves within a day, neither Hut 8 or USBTC considers that the uncertainty causes any material difference in its financial statements.

15.	Please elaborate further the meaning of “As such, in lieu of explicit guidance under ASC 606, management concluded that the use of opening would be considered acceptable” on Page 15 and clarify what this refers to.

The Company respectfully acknowledges the Staff’s comment and would like to clarify that the Company acknowledges that the standard has explicit guidance on determining the fair value of non-cash consideration at contract inception. As indicated above, each of Hut 8 or USBTC considers revenue contracts to generally be daily contracts, contract inception is at the beginning of the day. Hence, as an accounting convention, USBTC has used the opening price of Bitcoins to determine the fair value of non-cash consideration for its contracts (except for ViaBTC which is the opening price of Bitcoins at the beginning of the hour).

Securities and Exchange Commission

July 21, 2023

Hut 8 has historically used the closing price of Bitcoin on the day of contract inception for measuring fair value under IFRS. The Company has performed a sensitivity analysis to calculate revenue using opening price for the purposes of the GAAP adjustment in the pro forma financial information and determined that the impact of revenue was insignificant (the Company has performed a comparison between the opening price and average price of the day by taking the variance of the two against the opening price to determine the percentage variance of a day, then taking the average impact of that to determine the level of variance for the period: for the 12 months ended June 30, 2022 the impact was 0.09% or $142 thousand; for the 9 months ended March 31, 2023 the impact was 0.12% or $52 thousand).

Step 4

16.	Please elaborate on the application of Step 4 and the concept of “One single continuous performance obligation” on Page 16 and clarify how this relates to the Series guidance in Step 2 of the accounting analysis.

The Company respectfully acknowledges the Staff’s comment and would like to clarify, as discussed in the response to Comment #11, the Company has determined the provision of computing power over time is the performance obligation in the contract. The Company acknowledges that the use of the word “continuous” in the memo is incorrect.

Step 5

17.	Please clarify the application of ASC 606-10-25-27 to the Company’s revenue contracts on Page 16 and assess accordingly. Specifically please elaborate on whether criteria (a) or (c) are applicable and which one we are saying is applicable?

The Company respectfully acknowledges the Staff’s comment and would like to clarify that in assessing the transfer of control on performance obligations to the mining pool, Hut 8 and USBTC respectively consider that both criteria (a) and (c) of ASC 606-10-25-27 are met. Specifically:

•

Hut 8 and USBTC’s delivery of computing power would be immediately consumed by the mining pool and used to generate a block in the Bitcoin network which provides the mining pool immediate benefit upon consumption which satisfies criteria (a); and

•

Hut 8 and USBTC’s delivery of computing power based on the mining pool’s software installed on the miners would have no alternative use to other parties or other mining pool, and that Hut 8 and USBTC would have an enforceable right to payment for any computing power delivered which satisfies criteria (c).

Securities and Exchange Commission

July 21, 2023

As such, the Company considers that ASC 606-10-25-27 is satisfied and revenue should be recognized over time when the computing power is delivered to the mining pools.

18.	Please clarify the conclusion on when revenue is recognized:

a.	Should it be only when payment is receipt because it has to wait until the Step 3 constraint on variable consideration is being resolved? Please elaborate this and assess together with the criteria in Step 5.

b.	Please elaborate on whether there could be any chances of receiving any statements before scheduled time (e.g. end of day or end, or end of the hour for ViaBTC) and how long would it usually take to receive a statement. Also indicate whether the receipt of the statements would be impacted by holidays or weekends?

The Company respectfully acknowledges the Staff’s comment and would like to clarify that as an accounting convention, Hut 8 and USBTC have decided not to recognize revenue until the uncertainty is resolved which is generally when a statement is received from the mining pools as the variable consideration would previously be considered constrained to be probable that a significant reversal may occur considering the close proximity of time between estimation and the resolution of uncertainty.

In respect of the timing of receiving statements from the mining pool, there are typically available one hour after the end of the day, as they are automated processes generated from the mining pool’s system. Hut 8 and USBTC have not encountered instances where the statements would be delivered significantly prior to or after the agreed timeframe. This timing is not impacted by holidays or weekends.

19.	With regards to the Sensitivity analysis on Page 15, please clarify the meaning of the 1st paragraph before the 1st sensitivity table – “As in Step 2 of the analysis, the Companies have previously considered, as an alternative view, if the performance obligation is the delivery of a valid ‘Share’ as opposed to computing power. However, as the contracts makes no mentioning of delivery ‘Shares’, and instead utilizes user hashrates, the Companies ultimately disposed such alternative view. That being said, in making this determination the Companies considered the impact to the determination of fair value and thus management has performed a sensitivity analysis using the daily opening, average, and closing price of Bitcoins from July 2021 to March 2023 to compare on a per unit BTC basis to understand whether such difference in view would result in significantly different transaction price.”

The Company respectfully acknowledges the Staff’s comment and would like to clarify that the intent of the sensitivity analysis was to determine whether the consideration of using opening, average, or closing price of Bitcoins would have any material impact to revenue recognition. Specifically in response to Comment #15, the Company has clarified that in respect of measuring fair value of non-cash consideration at contract inception, the Company has ultimately decided that the opening price of the day at contract inception would be used.

Securities and Exchange Commission

July 21, 2023

As an alternative, the Company also considered the average price and closing price in order to understand whether different interpretation of the requirement in fair value measurement would result in materially different outcomes in revenue recognition. As shown in the sensitivity analysis, there were no material differences in revenue recognized from July 2021 to March 2023.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.